# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beam Therapeutics Inc., CIK 0001745999
CUSIP: 07373V105
Title of class of securities: Common Stock, par value $0.01 per share (the "Shares")
Address of issuer's principal executive offices: 238 Main Street, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001175707

## Reporting persons
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 688,623; sole dispositive power 0; shared dispositive power 688,623; aggregate amount beneficially owned 688,623 (0.7% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 836,691; sole dispositive power 0; shared dispositive power 836,691; aggregate amount beneficially owned 836,691 (0.8% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 233,233; sole dispositive power 0; shared dispositive power 233,233; aggregate amount beneficially owned 233,233 (0.2% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 104,266; sole dispositive power 0; shared dispositive power 104,266; aggregate amount beneficially owned 104,266 (0.1% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 150,101; sole dispositive power 0; shared dispositive power 150,101; aggregate amount beneficially owned 150,101 (0.1% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,632,718; sole dispositive power 0; shared dispositive power 1,632,718; aggregate amount beneficially owned 1,632,718 (1.6% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 94,237; sole dispositive power 0; shared dispositive power 94,237; aggregate amount beneficially owned 94,237 (0.1% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 333,253; sole dispositive power 0; shared dispositive power 333,253; aggregate amount beneficially owned 333,253 (0.3% of the class)
- Farallon Healthcare Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,068,735; sole dispositive power 0; shared dispositive power 6,068,735; aggregate amount beneficially owned 6,068,735 (6% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,808,603; sole dispositive power 0; shared dispositive power 9,808,603; aggregate amount beneficially owned 9,808,603 (9.7% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 150,101; sole dispositive power 0; shared dispositive power 150,101; aggregate amount beneficially owned 150,101 (0.1% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 333,253; sole dispositive power 0; shared dispositive power 333,253; aggregate amount beneficially owned 333,253 (0.3% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,068,735; sole dispositive power 0; shared dispositive power 6,068,735; aggregate amount beneficially owned 6,068,735 (6% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Fried, Richard B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Patel, Rajiv A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Seybold, William: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,141,856; sole dispositive power 0; shared dispositive power 10,141,856; aggregate amount beneficially owned 10,141,856 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Beam Therapeutics Inc.
Address of issuer's principal executive offices: 238 Main Street, Cambridge, Massachusetts, 02142

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G (this "Amendment") is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants (as defined in Item 4);

(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(v) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants;

(viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants; and

(ix) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM"), with respect to the Shares held by it and the Shares that it currently has the right to acquire upon the exercise of Warrants.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."

(x) Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of each of the FCIP V General Partner (as defined below) and the FHPM General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI and the Shares that each of the Farallon Funds other than F5MI currently has the right to acquire upon the exercise of Warrants.

(xi) Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the "FCIP V General Partner"), which is the general partner of FCIP V, with respect to the Shares held by FCIP V and the Shares that FCIP V currently has the right to acquire upon the exercise of Warrants.

(xii) Farallon F5 (GP), L.L.C., a Delaware limited liability company (the "F5MI General Partner"), which is the general partner of F5MI, with respect to the Shares held by F5MI and the Shares that F5MI currently has the right to acquire upon the exercise of Warrants.

(xiii) Farallon Healthcare Partners (GP), L.L.C., a Delaware limited liability company (the "FHPM General Partner"), which is the general partner of FHPM, with respect to the Shares held by FHPM and the Shares that FHPM currently has the right to acquire upon the exercise of Warrants.

(xiv) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, with respect to the Shares held by the Farallon Funds and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

This Amendment reports that effective January 1, 2026, Husen became a member of the Farallon General Partner, a manager of the FCIP V General Partner, a manager of the F5MI General Partner and a manager of the FHPM General Partner. Accordingly, as of that date, Husen may be deemed a beneficial owner of the Shares held by the Farallon Funds and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants.

This Amendment also reports that effective December 31, 2025, each of Richard B. Fried ("Fried"), Rajiv A. Patel ("Patel") and William Seybold ("Seybold") ceased to be a member of the Farallon General Partner, a manager of the FCIP V General Partner, a manager of the F5MI General Partner and a manager of the FHPM General Partner. Accordingly, as of that date, each of Fried, Patel and Seybold may no longer be deemed a beneficial owner of the Shares held by the Farallon Funds or the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The citizenship of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date requiring the filing of this report, the Farallon Funds hold an aggregate of: (i) 10,096,711 Shares; and (ii) 1,404,988 Common Stock Purchase Warrants (the "Warrants"), each of which is exercisable, subject to the Beneficial Ownership Limitation (as defined below), to purchase one Share.

The terms of the Warrants provide that Warrants may not be exercised to the extent that, after giving effect to such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares then issued and outstanding (the "Beneficial Ownership Limitation"). As of the date requiring the filing of this report, the Beneficial Ownership Limitation permits the Farallon Funds to exercise Warrants for an aggregate of not more than 45,145 Shares. Accordingly, in providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining 1,359,843 Warrants held by the Farallon Funds are not exercisable within 60 days of the date hereof and therefore do not confer beneficial ownership of the underlying Shares.

The Shares and Warrants reported hereby for the Farallon Funds are held directly by the Farallon Funds. The Farallon General Partner, as the general partner of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and the sole member of the FCIP V General Partner and the FHPM General Partner, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds other than F5MI and the Shares that the Farallon Funds other than F5MI have the right to acquire upon the exercise of Warrants. The FCIP V General Partner, as the general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares held by FCIP V and the Shares that FCIP V has the right to acquire upon the exercise of Warrants. The F5MI General Partner, as the general partner of F5MI, may be deemed to be a beneficial owner of all such Shares held by F5MI and the Shares that F5MI has the right to acquire upon the exercise of Warrants. The FHPM General Partner, as the general partner of FHPM, may be deemed to be a beneficial owner of all such Shares held by FHPM and the Shares that FHPM has the right to acquire upon the exercise of Warrants. Each of the Farallon Individual Reporting Persons, as a managing member or senior managing member, as the case may be, of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner, the F5MI General Partner and the FHPM General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares held by the Farallon Funds and the Shares that the Farallon Funds have the right to acquire upon the exercise of Warrants. Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner, the FHPM General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). The Reporting Persons neither disclaim nor affirm the existence of a group among them. Each Reporting Person is a beneficial owner only of the securities reported by it on its cover page.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (02/05/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member of its General Partner (02/05/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (02/05/2026)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager of its General Partner (02/05/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (02/05/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (02/05/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (02/05/2026)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Manager (02/05/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (02/05/2026)
- Fried, Richard B: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Patel, Rajiv A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Seybold, William: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (02/05/2026)